UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2008
Flamel Technologies
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX
FLAMEL TECHNOLOGIES S.A.

Page
Part I — FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the three months ended September 30, 2007 and 2006	2

a) Condensed Consolidated Statement of Operations for the nine months ended September 30, 2007 and 2006	3

b) Condensed Consolidated Balance Sheet as of September 30, 2007 and December 31, 2006	4

c) Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2007 and 2006	5

d) Consolidated Statement of Shareholders’ Equity for the nine months ended September 30, 2007	6

e) Notes to Condensed Consolidated Financial Statements	7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	10

PART II — OTHER INFORMATION

Item 1. Legal Proceedings	12

Item 1a. Risk Factors	12

FLAMEL TECHNOLOGIES S.A.
PART 1. FINANCIAL INFORMATION
Item 1. Condensed Consolidated Financial Statements — Unaudited
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Three months ended
	September 30,
	2006	2007
Revenue:
License and research revenue	$5,276	$1,973
Product sales and services	—	4,824
Other revenues	129	2,222

Total revenue	5,405	9,019

Costs and expenses:
Cost of goods and services sold	(1,842)	(4,251)
Research and development	(9,428)	(9,908)
Selling, general and administrative	(4,779)	(4,124)

Total	(16,049)	(18,283)

Profit (loss) from operations	(10,644)	(9,264)

Interest income net	425	411
Foreign exchange gain (loss)	(4)	(229)
Other income (loss)	8	16

Income (loss) before income taxes	(10,215)	(9,066)
Income tax benefit (expense)	0	(40)

Net income (loss)	($10,215)	($9,106)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.43)	($0.38)
Diluted earnings (loss) per share	($0.43)	($0.38)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,017
Diluted	23,768	24,017
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Operations
(Unaudited)
(Amounts in thousands of dollars, except per share data)

	Nine months ended
	September 30,
	2006	2007
Revenue:
License and research revenue	$14,677	$6,891
Product sales and services	19	15,042
Other revenues	542	4,160

Total revenue	15,238	26,093

Costs and expenses:
Cost of goods and services sold	(4,895)	(12,430)
Research and development	(27,911)	(33,666)
Selling, general and administrative	(12,804)	(12,787)

Total	(45,610)	(58,883)

Profit (loss) from operations	(30,372)	(32,790)

Interest income net	1,364	1,305
Foreign exchange gain (loss)	(403)	(311)
Other income (loss)	101	54

Income (loss) before income taxes	(29,310)	(31,742)
Income tax benefit (expense)	(34)	(58)

Net income (loss)	($29,344)	($31,800)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($1.23)	($1.32)
Diluted earnings (loss) per share	($1.23)	($1.32)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,017
Diluted	23,768	24,017
See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Balance Sheet
(Unaudited)
(Amounts in thousands of dollars, except share data)

	December 31,	September 30,
	2006	2007
ASSETS
Current assets:
Cash and cash equivalents	$51,827	$29,538
Marketable securities	10,944	11,218
Accounts receivable	5,583	7,764
Inventory	3,332	2,948
Research and development tax credit receivable short term	615	5,288
Prepaid expenses and other current assets	4,478	4,849

Total current assets	76,779	61,605

Property and equipment, net	25,705	34,201
Other assets:
Research and development tax credit receivable long term	11,599	7,214
Other long-term assets	811	891
Total other assets	12,410	8,105

Total assets	$114,894	$103,911

LIABILITIES
Current liabilities:
Current portion of capital lease obligations	420	301
Accounts payable	9,702	12,933
Current portion of deferred revenue	562	584
Advances from customers	394	929
Accrued expenses	5,505	5,554
Other current liabilities	4,731	6,723

Total current liabilities	21,314	27,024

Long-term debt, less current portion	2,795	3,009
Capital lease obligations, less current portion	272	105
Deferred revenue, less current portion	50	—
Other long-term liabilities	17,437	18,341

Total long-term liabilities	20,554	21,455

Commitments and contingencies:	—	—

Shareholders’ equity:
Ordinary shares : 23,990,590 issued and outstanding at December 31, 2006 and 24,041,590 at September 30, 2007	3,480	3,488
Additional paid-in capital	173,479	182,756
Accumulated deficit	(110,384)	(142,184)
Deferred compensation	—
Accumulated other comprehensive income (loss)	6,451	11,372

Total shareholders’ equity	73,026	55,432

Total liabilities and shareholders’ equity	$114,894	$103,911

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Cashflows (Unaudited)
(Amounts in thousands of dollars)

	Nine months ended
	September 30,
	2006		2007
Cash flows from operating activities:
Net income (loss)	$	(29,344)	$(31,800)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment		3,719	4,532
Gain (loss) on disposal of property and equipment		(10)	(11)
Gains on sales of marketable securities		(1,283)	(217)
Grants recognized in other income		(182)
Stock compensation expense		7,168	9,267
Increase (decrease) in cash from:
Accounts receivable		(4,329)	(1,662)
Prepaid expenses and other current assets		866	579
Research and development tax credit receivable		578	614
Accounts payable		(5,304)	2,828
Deferred revenue		713	(71)
Accrued expenses		172	125
Other current liabilities		(1,931)	(1,230)
Other long-term assets and liabilities		1,122	(560)

Net cash provided by (used in) operating activities		(28,045)	(17,606)

Cash flows from investing activities:
Purchases of property and equipment		(2,141)	(11,198)
Proceeds from disposal of property and equipment		10	14
Purchase of marketable securities		(169,599)	(69,935)
Proceeds from sales of marketable securities		237,489	70,704
Purchase of held to maturity securities		(44,205)

Net cash provided by (used in) investing activities		21,554	(10,415)

Cash flows from financing activities:
Funding from partner GSK		4,977	2,776
Use of funds received from partners (GSK) or relating to conditional grants		(363)	—
Proceeds from loans or conditional grant		202	134
Principal payments on capital lease obligations		(315)	(321)
Cash proceeds from issuance of ordinary shares and warrants		1,431	528

Net cash provided by financing activities		5,932	3,117

Effect of exchange rate changes on cash and cash equivalents		105	2,616
Net increase (decrease) in cash and cash equivalents		(454)	(22,288)
Cash and cash equivalents, beginning of the period		1,018	51,827

Cash and cash equivalents, end of the period		$564	$29,539

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Condensed Consolidated Statement of Shareholders’ Equity (Unaudited)
(Amounts in thousands of dollars)

					Accumulated
					Other
			Additional		Comprehen-
	Ordinary Shares		Paid-in	Accumulated	sive Income	Shareholders’
	Shares	Amount	Capital	Deficit	(Loss)	Equity
Balance at January 1, 2007	23,990,590	$3,480	$173,479	$(110,384)	$6,451	$73,026

Subscription of warrants			362			362
Issuance of ordinary shares on exercise of stock-options	51,000	8	158			166
Stock-based compensation expense			8,757			8,757
Net loss				(31,800)		(31,800)
Unrealized losses on available-for-sale securities					17	17
Foreign currency translation adjustment					4,904	4,904

Comprehensive loss						$(26,879)

Balance at September 30, 2007	24,041,590	$3,488	$182,756	$(142,184)	$11,372	$55,432

See notes to condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.
     The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.
     2. REVENUES
2.1 License research and consulting agreements.
     The Company recognized research and development revenues of $ 6,891,000 for the first nine months of 2007. Research and Development revenues totalling $4,351,000 include revenues from GlaxoSmithKline (GSK), in accordance with the license agreement signed in March 2003 (the ‘GSK License Agreement’), and revenues pursuant to a development and evaluation agreement signed with an undisclosed partner in 2006.
     Licensing fees of $2,540,000 were recognized in the first nine months of 2007 and include two milestones of $1,000,000 each from GSK in accordance with the GSK License Agreement.
     2.2 Product sales
     In accordance with the supply agreement signed in December 2004, the Company recognized product sales of $ 15,042,000, consisting of COREG CR microparticles shipments to GSK.
     2.3 Other revenues.
     The Company recognized other revenues of $4,160,000 for the nine month period ended September 30, 2007 which includes both royalties from the GSK License Agreement with respect to Coreg CR and royalties from the long-term research and product development agreement signed with Corning in December 1998.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
     3. INVENTORY
     Inventories consist principally of raw materials and finished products, which are stated at the lower of cost (first-in, first-out) or market. The components of inventories were as follows:

	December 31,	September 30,
(In thousands of U.S. dollars)	2006	2007
Raw materials	1,752	2,214
Finished goods	1,752	1,880
Provision for inventory obsolescence	(172)	(1,146)

Inventories, net	3,332	2,948

     4. SHAREHOLDERS’ EQUITY
     During the nine-month period ending September 30, 2007, as a result of exercise of stock options, the Company issued 51,000 ordinary shares, nominal value €0.122 per share.
     5. EMPLOYEE STOCK-OPTION PLANS
     During the nine-month period ending September 30, 2007, 125,000 warrants with a one year vesting period were subscribed for by directors.
     Effective January 1, 2006, the Company adopted FAS 123R, “Accounting for Stock-based Compensation” using the modified prospective method. Under the transition method, compensation cost in 2006 includes: (i) compensation cost for all share-based payments granted prior to but not vested as of January 1, 2006, based on the original provisions of FAS 123, and (ii) compensation cost for all share-based payments granted since January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of FAS 123R.
     The grant date fair value of stock options is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

FLAMEL TECHNOLOGIES S.A.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Three months ended
September 30, 2007
Risk-free interest rate	3.97%
Dividend yield	—
Expected volatility	69%
Expected term	0.42
Forfeiture rate	—
     Net income before and after stock-based compensation is as follows :

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
(in thousands except per share data)	2006	2007	2006	2007
Net loss	(10,215)	(9,106)	(29,344)	(31,800)

Net loss per share
Basic	($0.43)	($0.38)	($1.23)	($1.32)
Diluted	($0.43)	($0.38)	($1.23)	($1.32)

Number of shares used for computing
Basic	23,768	24,017	23,768	24,017
Diluted	23,768	24,017	23,768	24,017

Stock-based compensation (FAS123R)
Cost of products and services sold	36	112	95	337
Research and development	1,018	1,303	2,685	4,410
Selling, General and administrative	1,747	1,348	4,387	4,520

Total	2,801	2,763	7,168	9,267

Net income (loss) before stock-based compensation	(7,414)	(6,343)	(22,176)	(22,533)

Net income (loss) before stock-based compensation per share
Basic	($0.31)	($0.26)	($0.93)	($0.94)
Diluted	($0.31)	($0.26)	($0.93)	($0.94)

FLAMEL TECHNOLOGIES S.A
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of
Operations.
FORWARD-LOOKING STATEMENTS
     This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include, among others those listed in Part II, Item 1A, Risk Factors.
     Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this report on Form 6-K and in our annual report on Form 20-F for the fiscal year ended December 31, 2006, including those set forth in ‘Risk Factors,’ describe factors, among others, that could contribute to or cause such differences. We undertake no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.
RESULTS OF OPERATIONS
     For the first nine months of 2007, Flamel reported total revenues of $26.1 million compared to $15.2 million for the first nine months of 2006.
     License and research revenues for the nine months ended September 30, 2007 of $6.9 million included two milestone payments for a total amount of $2.0 million received from GlaxoSmithKline. Of the remaining license and research revenues, 69% are in relation to other projects outside our partnership with GSK. License and research revenues in the nine-month period ended September 30, 2006 amounted to $14.7 million.
     Product sales and services, consisting of Coreg CR microparticle shipments to GlaxoSmithKline, totaled $15.0 million. These sales are the result of our production activity at our facility in Pessac which has been operating on a 24 hour 7 days a week basis.
     Other revenues of $4.2 million for the nine months ended September 30, 2007 included royalties on sales of Coreg CR, which was launched on March 22, 2007.
     Operational expenses totaled $58.9 million, versus $45.6 million in the year-ago nine month period.
     Costs of goods and services sold were $12.4 million, as compared to $4.9 million in the first nine months of 2006. All of these costs are dedicated to the production of Coreg CR microparticles.

FLAMEL TECHNOLOGIES S.A.
     Research and development expenditures were $33.7 million, compared to $27.9 million in the year-ago period. Research and development expenses before non-cash stock compensation costs were $29.3 million compared to $25.3 million in the year-ago period. This variance of $4 million relates to the effect of the euro-dollar exchange rate for $2.2 and clinical studies for $3.4 million partially offset by a reduction of other R&D costs. SG&A expenses were $12.8 million compared to $12.8 million for the first nine months of 2006. Excluding non cash stock compensation expense and effect of euro-dollar exchange rate SG&A expenditure decreased by $0.8 million.
     Net loss for the first nine months was ($31.8) million, compared to a net loss of ($29.3) million in the first nine months of 2006. Net loss per share (basic) for the first nine months of 2007 was ($1.32), compared to net loss per share in the year-ago period of ($1.23).
Liquidity and Capital Resources
     On September 30, 2007 the Company had $40.8 million in cash, cash equivalents and marketable securities, compared to $62.8 million on December 31, 2006.

FLAMEL TECHNOLOGIES S.A.
PART II. OTHER INFORMATION
Item 1. Legal Proceedings
     On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint purports to allege claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, Coreg CR and seeks the award of damages in an unspecified amount. Although the time to respond to the complaint has not yet arrived, the Company believes the claim to have no merit and plans to vigorously contest the suit.
     Please refer to the Legal Proceedings section of our Annual Report on Form 20-F for more information pertaining to other legal proceedings.
Item 1A. Risk Factors
     Set forth below is a discussion of risks related to our industry and our business. In addition to the other information in this document, you should consider carefully the following risk factors. Any of these risks or the occurrence of any one or more of the uncertainties described below could have a material adverse effect on our financial condition and the performance of our business.
•	our product candidates, if approved for marketing, may not produce significant revenues and we rely on our partners to determine the regulatory and marketing strategies;

•	our product candidates, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;

•	we may enter into a collaboration with a third party to market or fund a proprietary product candidate and the terms of such a collaboration may not meet our expectations;

•	our delivery technologies or product development efforts may not produce safe, effective or commercially viable products;

•	our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur;

•	we may be unable to manufacture or, if our products are successful, scale-up the manufacturing of our products economically or on a commercial scale;

•	unexpected events could interrupt manufacturing operations at our facilities, which could be the sole source of supply for these products;

•	after the completion of clinical trials of products incorporating our technologies and the submission to the U.S. Food and Drug Administration (FDA) of a New Drug Application (NDA), for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional pre-clinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all;

•	our product candidates could be ineffective or unsafe during pre-clinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities

FLAMEL TECHNOLOGIES S.A.
to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed;

•	we may experience significant delays in clinical trials on our products;

•	we may not realize any revenue from milestone or royalty payments under our license agreements with our partners, including GlaxoSmithKline;

•	even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace;

•	technological changes in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive;

•	we may face difficulties or set-backs in obtaining and enforcing our patents or defending claims of patent infringement by others;

•	we may need to raise substantial additional funding to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds; and
see also the risk factors listed in the Quantitative and Qualitative Disclosures About Market Risk in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, above.

FLAMEL TECHNOLOGIES S.A.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies
Dated: January 8, 2008	/s/ Stephen H. Willard
Chief Executive Officer